July 29, 2024

Douglas E. Gwin, Jr.
Assistant Treasurer
Nissan Auto Receivables Company II LLC
One Nissan Way
Franklin, TN 37067

       Re: Nissan Auto Receivables Company II LLC
           Amendment No. 1 to Registration Statement on Form SF-3
           Filed on July 17, 2024
           File No. 333-279448
Dear Douglas E. Gwin, Jr.:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2024 letter.

Amendment No. 1 to Registration Statement on Form SF-3
Part II - Information Not Required in Prospectus
Item 14(a). Exhibits, page II-3

1. We are unable to locate relevant provisions in the forms of transaction documents filed as exhibits to the registration statement relating to potential funding or revolving periods and the contractual rights or obligations of any transaction party with respect to the establishment, maintenance, use, and/or disposition of a pre-funding account. Please revise the appropriate exhibits as necessary to reflect the relevant terms as disclosed in your form of prospectus or remove discussion of potential funding or revolving periods from your form of prospectus.
 July 29, 2024
Page 2

       Please contact Komul Chaudhry at 202-551-4746 or Arthur Sandel at 202-551-3262 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Structured
Finance